Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

February 27, 2013

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	Mr. Ronald E. Appler
Ms. Pamela Howell

Re:	Kimber Resources Inc.
Form F-3 Registration Statement
Filed January 22, 2013
File: 333-186130

Ladies and Gentlemen:

We are in receipt of the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission’s (the “Commission”) division of corporation finance set forth in your letter dated February 12, 2013 (the “Comment Letter”) regarding the above-referenced filing of Kimber Resources Inc. (the “Company”). In connection with the above-referenced filing, the Company amended its Registration Statement on Form F-3 (“Amendment No. 1”) to: (i) respond to the Staff’s comments set forth in the Comment Letter; (ii) make conforming changes to the Company’s Registration Statement on Form F-3 in response to the comments the Company received on its preliminary short form Canadian base prospectus from the British Columbia Securities Commission; and (iii) update the plan of distribution beginning on page 18 of Amendment No.1 to allow for at-the-market transactions.

Set forth below are the Company’s responses to the Comment Letter. The numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter.

Staff Comment

1. You state that you will file the form of indenture “as an exhibit to a post-effective amendment to this registration statement or as an exhibit to a report filed on Form 6-K....” The indenture must be qualified prior to effectiveness of the registration statement. Please file the indenture as an exhibit to this registration statement.

U.S. Securities and Exchange Commission
February 27, 2013

Company Response

In response to the Staff’s comment, the Company has filed Amendment No.1 to file the form of indenture as Exhibit 4.5.

Staff Comment

2. Please include the Form T-1 in the exhibit index.

Company Response

In response to the Staff’s comment, the Company has revised the exhibit index in Amendment No. 1 to include Form T-1 in the exhibit index.

Staff Comment

3. Please include the Item 512(j) undertaking of Regulation S-K.

Company Response

In response to the Staff’s comment, the Company has included the Item 512(j) undertaking on page II-5 of Amendment No.1.

* * *

U.S. Securities and Exchange Commission
February 27, 2013

The Company hereby acknowledges that:

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please don’t hesitate to contact the undersigned or the Company’s counsel, Michael L. Weiner, Esq. at (303) 352-1156 or Anthony W. Epps, Esq. at (303) 352-1109.

Thank you very much for your assistance in this matter.

Very truly yours,

KIMBER RESOURCES INC.

/S/ GORDON CUMMINGS

Gordon Cummings
President and Chief Executive Officer

cc:	Michael L. Weiner, Esq.
Anthony W. Epps, Esq.